Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Partition Design, Inc. (a development stage company):

We consent to the inclusion in this Registration Statement on Form SB-2 filed with the SEC on January 31, 2008 (the “Registration Statement”), of our report dated January 18, 2008, relating to the balance sheet of Partition Design, Inc. (a development stage company) (the “Company”) as of December 31, 2007, and the related statement of operations, stockholders’ deficit, and cash flows for the period from August 21, 2007 (inception) through December 31, 2007, which report includes an explanatory paragraph as to an uncertainty with respect to the Company’s ability to continue as a going concern, appearing in the Prospectus, which is a part of such Registration Statement.  We also consent to the reference to our firm under the caption “Experts” in such Registration Statement.

/s/ Li & Company, PC

Li & Company, PC

Skillman, New Jersey

January 31, 2008